UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING              333-53737

                                 FORM 10-QSB                     CUSIP NUMBER
                                                                  58117F 10 4
                    For Period Ended: September 30, 1999

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                          MCHENRY METALS GOLF CORP.
                      ----------------------------------
                           Full Name of Registrant

                               Not Applicable
                          -------------------------
                          Former Name if Applicable

                       1945 Camino Vida Roble, Suite J
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                         Carlsbad, California 92008
                          ------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

There are several uncertainties which currently exist that preclude the Company from filing its Quarterly Report on Form 10-QSB in a timely manner without unreasonable time or expense. Several of these uncertainties are expected to be resolved shortly. The Company has, however, used its best efforts to file the Quarterly Report on Form 10-QSB in a timely manner. The Company believes that it will be able to file this Quarterly Report within the five day extension period permitted by Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Theodore Aroney          (760) 929-0015
               -------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

     If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 1998, the Company began sales of its products to customers, generating net revenues of $2.2 million and a net loss of $6.5 million for the nine months ended September 30, 1998. For the nine months ended September 30, 1999, net sales were approximately $2.9 million and the net loss to be reported will be approximately $4.5 million. The decrease in the loss is generally due to an increase in revenues from product sales and by the Company decreasing selling expenses.
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                           MCHENRY METALS GOLF CORP.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                              MCHENRY METALS GOLF CORP.

                              By /s/ Theodore Aroney
                              Theodore Aroney, Vice Chairman of the Board


Date: 11/16/99
[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]